October 23, 2013

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Communication Intelligence Corporation (the “Company”)

Revisions to Preliminary Proxy Statement on Schedule 14A previously filed with SEC on October 8, 2013

SEC File No. 000-19301

Ladies and Gentlemen:

We have received your letter dated October 17, 2013 in which you had seven comments to the Preliminary Proxy Statement on Schedule 14A previously filed by the Company with the Securities and Exchange Commission (the “Commission”) on October 8, 2013.   The Company’s response to each of the Commission’s comments is as follows:

Proposal 2:  Amendment to our Certificate of Incorporation...., page 16

Comment # 1:

We note that this proposal relates to the increase in the amount of two separate classes of preferred stock: Preferred Stock Series D-1 and Preferred Stock Series D-2. It appears that you should revise your proxy statement to present these proposed actions as separate matters to be voted upon and include separate boxes on the proxy card. Please refer to Rule 14a-4(a)(3).

Company Response:

In response to the Commission’s comment, the Company has bifurcated the approval of the increase of authorized shares of Series D-1 Preferred Stock and Series D-2 Preferred Stock into two proposals in its proxy statement, leaving the increase in authorized shares of Series D-1 Preferred Stock in Proposal Two and inserting a new Proposal Three relating to the increase in authorized shares of Series D-2 Preferred Stock.

Comment # 2:

Please revise your disclosure to specifically state whether you have any current plans, proposals or arrangements to issue any of the newly available shares of preferred stock.

Company Response:

Although it continues to seek potential new fundraising transactions, the Company has no such transaction pending at this time, nor does it have a letter of intent or other commitment to enter into such a transaction.  Accordingly, in response to the Commission’s comment, the Company has revised its proxy statement to add a sentence at the end of the first paragraph under the heading “Purpose of the Increase in Number of Authorized Shares of Capital Stock” that reads as follows: “At this time, the Company’s only known use of the additional shares of Series D-1 Preferred Stock and Series D-2 Preferred Stock is to make payment of in-kind dividends on outstanding shares of Series D-1 Preferred Stock and Series D-2 Preferred Stock.”

Comment # 3:

Since this proposal relates to the authorization of securities otherwise than for exchange, as required by Item 11(b) of Schedule 14A, please expand your disclosure to provide information responsive to Item 202 of Regulation S-K that includes a materially complete description of the terms of the preferred stock. Further, if the increase in

Securities and Exchange Commission
October 23, 2013

authorized stock has potential anti-takeover implications, inform holders that management might use the additional preferred shares to resist or frustrate a third-party transaction providing an above-market premium that is favored by a majority of the independent shareholders. Refer to SEC Release 34-15230.

Company Response:

In response to the Commission’s comment, the Company has added a new subsection in Proposal 2 under the heading “Description of Series D-1 Preferred Stock and Series D-2 Preferred Stock,” which section reads as follows:

“Description of Series D-1 Preferred Stock and Series D-2 Preferred Stock

The rights, preferences, powers and restrictions of the Series D-1 Preferred Stock and Series D-2 Preferred Stock are summarized below.  Where the rights of the Series D-1 Preferred Stock and Series D-2 Preferred Stock are identical and pari passu, the Series D-1 Preferred Stock and Series D-2 Preferred Stock are referred to collectively as the “Series D Preferred Stock.”

Authorized Shares and Liquidation Preference.  If the Charter Amendment is approved, the number of authorized shares of Series D-1 Preferred Stock will be 6,000,000, and the number of authorized shares of Series D-2 Preferred Stock will be 9,000,000. The shares of Series D Preferred Stock have a liquidation preference $1.00 plus any accrued and unpaid dividends.

Ranking.  Shares of Series D Preferred Stock rank senior to our outstanding Series A-1 Preferred Stock, Series B Preferred Stock and Series C Preferred Stock and all shares of Common Stock with respect to dividend rights and rights on liquidation, winding-up and dissolution.

Dividends.  Shares of Series D Preferred Stock accrue dividends at the rate of 10% per annum, payable quarterly, in cash or additional shares of Series D Preferred Stock valued at $1.00 per share. No dividends may be paid on the Company’s Series A-1 Preferred Stock, Series B Preferred Stock, Series C Preferred Stock or Common Stock so long as any dividends on the Series D Preferred Stock remain unpaid, and any dividend other than required dividends are subject to the protective provisions set forth below.

Liquidation.  In the event the Company voluntarily or involuntarily liquidates, dissolves or winds up, the holders of the Series D Preferred Stock are entitled to receive, in preference to all other shares of the Company’s capital stock, liquidating distributions in the amount of $1.00 per share plus any accrued dividends. After receipt of the liquidation preference by the holders of Series D Preferred Stock and after payment of the Series C Preferred Stock, Series B Preferred Stock and Series A-1 Preferred Stock liquidation preferences, the shares of Series C Preferred Stock, Series B Preferred Stock, and Series A-1 Preferred Stock will participate with the Common Stock in remaining liquidation pro rata on an as-converted basis. A merger or consolidation (other than one in which the then current stockholders own a majority of the voting power in the surviving or acquiring corporation) or a sale, lease transfer, exclusive license or other disposition of all or substantially all of the assets of the Company will be treated as a liquidation event triggering the liquidation preference.

Voting Rights.  Holders of the Series D-1 Preferred Stock and Series D-2 Preferred Stock vote together with the holders of Common Stock and the holders of Series A-1 Preferred Stock, Series B Preferred Stock and Series C Preferred Stock on an as-converted basis on all matters brought before the stockholders.  Each share of Series D-1 Preferred Stock is convertible into Common Stock at an initial conversion price of $0.0225 per share, which means that holders of Series D-1 Preferred Stock have approximately 44.444 votes for each share of Series D-1 Preferred Stock held by them when voting on an as-converted basis.  Each share of Series D-2 Preferred Stock is convertible into Common Stock at an initial conversion price of $0.05 per share, when means that holders of Series D-2 Preferred Stock have 20 votes for each share of Series D-2 Preferred held by them when voting on an as-converted basis.  In addition, holders of the Series D-1 Preferred Stock and Series D-2 Preferred Stock are entitled to vote separately as a class in connection with the protective provisions described below and as otherwise required by law or the Company’s Amended and Restated Certificate of Incorporation.

Securities and Exchange Commission
October 23, 2013

Protective Provisions.  So long as 20% shares of Series D Preferred Stock are outstanding (subject to appropriate adjustment in the event of any stock dividend, stock split, combination, subdivision or other similar recapitalization affecting such shares), in addition to any other vote or approval required under the Company’s certificate of incorporation (“Charter”) or by applicable law, the Company will not, without the written consent or affirmative vote of holders of at least a majority of the then outstanding shares of Series D-1 Preferred Stock and at least a majority of the then outstanding shares of Series D-2 Preferred Stock, either directly or indirectly by amendment, merger, consolidation, or otherwise:

(i)
liquidate, dissolve or wind-up the business and affairs of the Company or any subsidiary, or effect any sale or disposition of all or a significant portion of the capital stock or assets of the Company or a merger, consolidation, share exchange, reorganization or other similar transaction or consent to any of the foregoing;

(ii)	amend, alter or repeal any provision of the Charter or Bylaws of the Company; or

(iii)
authorize, create, designate or issue any equity securities or securities convertible into equity securities with equal or superior rights, preferences or privileges to those of the Series D Preferred Stock (including, debt that is convertible into capital stock and redeemable preferred stock that is not treated as Common Stock for tax purposes) or, other than the issuance of shares of Common Stock on exercise or conversion of securities outstanding on the closing date of the transactions, issue any shares of Common Stock or securities convertible into or exercisable (directly or indirectly) for Common Stock if at such time (or after giving effect to such issuance) the Company does not have sufficient shares of Common Stock available out of its authorized but unissued stock for the purpose of effecting the conversion of the Series D Preferred Stock into Common Stock and the exercise and conversion of all other securities convertible or exercisable (directly or indirectly) for Common Stock;

(iv)	increase or decrease the number of authorized shares of Series D Preferred Stock or of any additional class or series of capital stock;

(v)	reclassify, alter or amend any existing security that is junior to or on parity with the Series D Preferred Stock;

(vi)
purchase or redeem, or declare or pay any dividends on, any capital stock or securities convertible or exchangeable into shares of capital stock, other than dividends required to be paid on shares of Series D Preferred Stock, Series C Preferred Stock, Series B Preferred Stock and Series A-1 Preferred Stock under the terms of the certificates of designation for such stock;

(vii)	incur any indebtedness, including capital leases, other than trade payables incurred in the ordinary course of business;

(viii)	create or hold capital stock in any subsidiary that is not a wholly-owned subsidiary of the Company or dispose of any subsidiary stock or all or a significant portion of any subsidiary assets;

(ix)	increase or decrease the size of the Board of Directors of the Company;

(x)	make any material alteration to the Company’s business plan; or

(xi)
except as otherwise approved by the Board of Directors, including a majority of the Preferred Stock Directors, authorize or adopt any stock option plan, restricted stock plan, stock incentive plan or other employee benefit plan or increase the number of shares of Common Stock issuable under any such plan in effect on the closing date of the transactions.

Securities and Exchange Commission
October 23, 2013

Conversion Rights.  Each share of Series D-1 Preferred Stock and each share of Series D-2 Preferred Stock initially converts into Common Stock at a conversion price of $0.0225 per share and a conversion price of $0.05 per share, respectively, at any time at the option of the holder, subject to adjustments for stock dividends, splits, combinations and similar events.

Mandatory Conversion.  Each share of Series D-1 Preferred Stock will automatically be converted into Common Stock at the then applicable conversion price upon the written consent of holders representing a majority of the shares of Series D-1 Preferred Stock then outstanding.  Each share of Series D-2 Preferred Stock will automatically be converted into Common Stock at the then applicable conversion price upon the written consent of holders representing a majority of the shares of Series D-2 Preferred Stock then outstanding. Each share of Series D-1 and D-2 Preferred Stock will automatically be converted into Common Stock at the then applicable conversion price upon the written consent of holders representing a majority of the shares of Series B Preferred Stock then outstanding with respect to the automatic conversion of the Series B Preferred Stock.”

Comment # 4:

You state that the charter amendment will allow you to have additional shares of stock available for payment-in-kind dividends. Please disclose the effect of an unfavorable vote on the proposal to increase the number of authorized preferred shares. Specifically, explain what impact a negative vote would have on any contractual obligations to issue such dividends.

Company Response:

In response to the Commission’s comment, the Company has added the following sentences at the end of the first paragraph under the heading “Purpose of the Increase in Number of Authorized Shares of Capital Stock”: “The failure to approve the Charter Amendment will result in the eventual impairment of the Company’s ability to make payment of dividends in-kind through the issuance of additional shares of Series D-1 Preferred Stock and Series D-2 Preferred Stock.  Assuming the Company does not enter into any other transactions involving the issuance of Series D-1 Preferred Stock or Series D-2 Preferred Stock, the impairment of the Company’s ability to make payment of dividends in-kind on shares of Series D-1 Preferred Stock and Series D-2 Preferred Stock will occur on December 31, 2020 and June 30, 2019, respectively.  In the event of such an impairment, the Company will be required to pay dividends in cash on shares of Series D-1 Preferred Stock and Series D-2 Preferred Stock to satisfy the dividend obligation.”

Effects of Approval of the Increase in the Number of Authorized Shares..., page 16

Comment # 5:

Please revise your disclosure to discuss the dilutive consequences of the issuance of Series D-1 and D-2 Preferred Stock on your existing shareholders. This discussion should address any impact on shareholders’ voting rights and the economic effects of any such issuance.

Company Response:

In response to the Commission’s comment, the Company has added the following paragraphs following the table under the heading “Effects of Approval of the Increase in the Number of Authorized Shares of Capital Stock”:

“The Charter Amendment increases the authorized amount of Series D-1 Preferred Stock by 3,000,000 shares and increases the authorized amount of Series D-2 Preferred Stock by 1,000,000 shares.  The Company’s Series D Preferred Stock is senior to all other series of preferred stock.  If all such shares are subsequently issued by the Company, then the aggregate amount of senior liquidation preferences will increase by $4,000,000.

Each outstanding share of Series D-1 Preferred Stock is presently convertible into 44.4444 shares of Common Stock, and accordingly is entitled to an equivalent number of votes per share.  Each outstanding share of

Securities and Exchange Commission
October 23, 2013

Series D-2 Preferred Stock is presently convertible into 20 shares of Common Stock, and accordingly is entitled to an equivalent number of votes per share.  The Charter Amendment increases the authorized amount of Series D-1 Preferred Stock by 3,000,000 shares and increases the authorized amount of Series D-2 Preferred Stock by 1,000,000 shares.  If all such shares are subsequently issued by the Company, then, at present applicable rates of conversion, such additional shares of Series D-1 Preferred Stock and Series D-2 Preferred Stock would be convertible into 133,333,333 shares of Common Stock and 20,000,000 shares of Common Stock, respectively, and would be entitled to an equivalent number of votes per share.  Such additional shares would represent approximately 13.1% of the Company’s capitalization on a fully diluted basis.”

Communication Intelligence Corporation Capitalization, page 17

Comment # 6:

Your tabular disclosure references an “offering,” though it does not appear that you are contemplating an offering at this time. Please revise to ensure that your disclosure describes the contemplated transaction (i.e., an amendment to your articles of incorporation) or advise.

Company Response:

As indicated in response to Comment # 2, although the Company continues to seek potential new fundraising transactions, the Company has no such transaction pending at this time, nor does it have a letter of intent or other commitment to enter into such a transaction.  Accordingly, in response to the Commission’s comment, the Company has deleted the references to an “offering” in the table in question.

Required Vote, page 17

Comment # 7:

You state that certain shareholder approvals have already been obtained. Please expand your disclosure to state how you obtained such approval, and to clarify what percentage of the vote is assured, if any, as a result.

Company Response:

The Company will not be obtaining any approvals of certain series of preferred stock in advance of its 2013 Annual Meeting, and instead will seek to obtain all stockholders approvals for the charter amendment at its 2013 Annual Meeting.  Accordingly, in response to the Commission’s comment, the Company has deleted the last sentence of the paragraph under the heading “Required Vote.”

In consideration of the foregoing, the undersigned respectfully submits the revised Preliminary Proxy Statement on Schedule 14A for the Commission’s review, and, if the changes made therein resolve the Commission’s comments on the Preliminary Proxy Statement filed on October 8, 2013 to the Commission’s satisfaction, requests the Commission’s permission to file its Definitive Proxy Statement as soon thereafter as practicable.

In connection with the Company’s response to the Commission’s comments, the undersigned hereby acknowledges on behalf of the Company that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission
October 23, 2013

If you have any questions regarding the foregoing please contact the undersigned at (650) 802-7795.

Sincerely,

/s/ Craig Hutchison

Craig Hutchison
Vice President and Assistant Treasurer